Single Touch Systems Inc.
100 Town Square Place, Suite 204
Jersey City, New Jersey 07310

February 28, 2013

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Mark P. Shuman and Allicia Lam

Re:	Single Touch Systems Inc.
Post-Effective Amendment No. 2 and No. 3 to Registration Statement on Form S-1 (File No. 333-175119)

Ladies and Gentlemen:

Single Touch Systems Inc. (the "Company"), in connection with its filing of post-effective amendment no. 3 to its Registration Statement on Form S-1 under the Securities Act (File No. 333-175119), hereby responds to the Staff's comments raised in the Staff’s comment letter dated February 14, 2013 directed to post-effective amendment no. 2.  For ease of reference, the Staff's five comments are reproduced below in their entirety, and the Company's responses immediately follow.

Cover Page

1.
In our letter dated June 29, 2011 for your Form S-1 filed June 24, 2011, we issued a comment indicating that where other registered shelf distributions of your securities are currently being conducted, you should concisely inform potential investors of the scope of ongoing public distributions of securities being concurrently conducted.  Other registered shelf distributions of your securities are currently being conducted, including Forms S-1, file numbers 333-186483 and 333-186490, and Post-Effective Amendments to Form S-1, file numbers 333-172844 and 333-170593.  Please concisely inform potential investors of the scope of ongoing public distributions of securities being concurrently conducted or advise us why you concluded that such disclosure is not necessary or appropriate.  Consider stating the aggregate amount of the shares or other securities offered to the public concurrently and indicate the extent to which the concurrent offerings are of a primary or secondary nature.

Company Response.  The registration statement has been revised as requested (see the Prospectus cover page).

Securities and Exchange Commission
February 28, 2013

2.
The cover page indicates the number of outstanding shares and the number of shares underlying warrants as of the date of the initial prospectus.  If the number of currently outstanding offered shares differs materially from the number as of the date of the initial prospectus, please revise the cover page to specify the current number of outstanding shares offered for resale.  Also state the current number of shares underlying warrants to be offered by the selling shareholders.

Company Response.  The registration statement has been revised as requested (see the Prospectus cover page).

3.
In the footnotes to the table on page 38, you indicate that, “[c]ertain of the offered shares have already been sold hereunder.”  If the number of shares currently offered in this distribution differs materially from the number of common stock indicated on your cover page, please revise to indicate the number of shares currently being offered.

Company Response.  The registration statement has been revised as requested (see the Prospectus cover page).

Financial Statements, page F-1

4.	Please update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

Company Response.  The financial statements and related disclosures have been updated as requested.

Part II: Item 16. Exhibits and Financial Statement Schedules, page 49

5.
Although you filed a legal opinion with your original Form S-1, it appears that additional common stock has been issued and reserved for various purposes, following the opinion date.  Given that the offering includes shares that underlie warrants, please provide us with your analysis as to why you have not provided a new legal opinion, or file an updated opinion.

Company Response.  The registration statement has been revised to provide a new legal opinion.

*           *           *

We acknowledge and confirm to you that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Securities and Exchange Commission
February 28, 2013

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to the foregoing, please contact Hayden Trubitt of Stradling Yocca Carlson & Rauth, our outside SEC counsel, at 858-926-3006.

Very truly yours,

By:	/s/ James Orsini
James Orsini
Chief Executive Officer

cc:           Hayden J. Trubitt, Esq.  (Stradling Yocca Carlson & Rauth)